L'ORÉAL

RECEIVED

2008 MAR -7 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4th March, 2008

[redacted]

08001156

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from February 15th, 2008 to February 29th, 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 122 157 722 Euros - 632 012 100 R.C.S. Paris - NAF 2042 Z - FR 10 632 012 100

L'OREAL

Disclosure of trading in own shares

RECEIVED

MAR -7 A 11: 27

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 15th/02/08 to the 22nd/02/08 period :

Session of	Number of shares purchased	Weighted average price in €	Amount in €
15/02/2008	70 000	82,39	5 767 097,00
18/02/2008	50 000	83,36	4 168 050,00
19/02/2008	60 000	82,84	4 970 220,00
20/02/2008	100 000	80,08	8 007 820,00
21/02/2008	50 000	80,75	4 037 700,00
22/02/2008	80 000	80,55	6 443 920,00
Total	**410 000**		**33 394 807,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
(Switchboard: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com

L'ORÉAL PROFESSIONNEL PARIS
KÉRASTASE PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
THE BODY SHOP



L'OREAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 25/02/2008 to the 29/02/2008 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
27/02/2008	70 000	80,58	5 640 376,00
28/02/2008	100 000	80,27	8 026 800,00
29/02/2008	120 000	78,70	9 444 564,00
Total	**290 000**		**23 111 740,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17,1 billion in 2007, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
(Switchboard: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com



3rd March, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- **News Realease: Agreement for the acquisition of the entire capital of Le Club des Créateurs de Beauté**

Very truly yours,

Shareholders and Market Authority
Relations Director.

Jean-Régis CAROF

Clichy, le 3 mars 2008, 18h00

Communiqué

L'ORÉAL

ACCORD EN VUE D'ACQUERIR LA TOTALITE DU CAPITAL DU CLUB DES CREATEURS DE BEAUTE

Le groupe L'Oréal et la société 3 Suisses International viennent de conclure un accord aux termes duquel L'Oréal rachètera les 50% du capital du Club des Créateurs de Beauté détenus par 3 Suisses International.

Créé en 1987 par L'Oréal et la société 3 Suisses International, Le Club des Créateurs de Beauté est spécialisé dans la vente à distance de produits cosmétiques de créateurs. La société commercialise ses produits par catalogue et via internet.

Les principales marques du Club des Créateurs de Beauté sont *Agnès b., Cosmence, Pr. Christine Poelman.*

La société est particulièrement implantée en France et au Japon.

Cet accord est subordonné aux procédures d'approbation habituelles, notamment celles relatives au droit de la concurrence.

END

Contacts à L'ORÉAL (standard : 01.47.56.70.00)

Actionnaires individuels
et Autorités de Marché
M. Jean-Régis CAROF
Tel : 01.47.56.83.02
jcarof@dgaf.loreal.com

Analystes financiers et
Investisseurs Institutionnels
Mme Caroline MILLOT
Tel : 01.47.56.86.82
cmillot@dgaf.loreal.com

Journalistes
Mme Guylaine MERCIER
tel : 01.47.56.40.24
gmercier@dgc.loreal.com

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version mobile sur votre téléphone portable, http://mobile.loreal-finance.com, ou contacter le numéro vert : 0.800.66.66.66 (appel gratuit).